UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-32729

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Potlatch Forest Products Corporation Savings Plan for Hourly Employees

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Potlatch Corporation

601 West First Avenue, Suite 1600

Spokane, Washington 99201

POTLATCH FOREST PRODUCTS CORPORATION SAVINGS PLAN FOR

HOURLY EMPLOYEES

Financial Statements and Supplemental Schedule

December 31, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm)

POTLATCH FOREST PRODUCTS CORPORATION SAVINGS PLAN

FOR HOURLY EMPLOYEES

Report of Independent Registered Public Accounting Firm

Potlatch Forest Products Corporation, Plan Administrator

Potlatch Forest Products Corporation Savings Plan

         for Hourly Employees:

We have audited the accompanying statements of net assets available for benefits of Potlatch Forest Products Corporation Savings Plan for Hourly Employees (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ KPMG LLP

Portland, Oregon June 9, 2008

POTLATCH FOREST PRODUCTS CORPORATION SAVINGS PLAN

FOR HOURLY EMPLOYEES

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets:
Cash and cash equivalents	$68,454	$42,996

Investments, at fair value (note 2):
Shares in registered investment companies:
Lord Abbett Mid-Cap Value Fund	7,596,278	6,593,415
Artisan Mid-Cap Fund	10,129,497	5,252,121
Royce Total Return Fund	6,444,157	5,631,059
Morgan Stanley Small Company Growth Fund	5,225,944	5,008,006
PIMCO Total Return Fund	4,618,004	3,711,510
Putnam Voyager Fund	14,902,904	16,509,748
Putnam Fund for Growth and Income	11,010,573	12,194,200
George Putnam Fund of Boston	5,605,596	5,385,821
Putnam International Equity Fund	7,662,052	4,674,439
Common and collective trust:
Putnam Stable Value Fund	55,459,958	48,291,480
Putnam S&P 500 Index Fund	6,179,917	5,780,032
Common stock:
Potlatch Stock Fund	47,576,804	53,175,871

Investments, at cost:
Participant loans	9,621,384	9,559,517

Total investments	192,033,068	181,767,219

Net assets available for benefits, at fair value	192,101,522	181,810,215

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,125,804)	61,562

Net assets available for benefits	$190,975,718	$181,871,777

See accompanying notes to financial statements.

POTLATCH FOREST PRODUCTS CORPORATION SAVINGS PLAN

FOR HOURLY EMPLOYEES

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2007 and 2006

	2007	2006
Income on fund transactions:
Interest income	$653,875	$573,707
Dividend and other income	12,670,579	25,014,938

	13,324,454	25,588,645

Contributions (note 1):
Employee	8,697,271	8,163,263
Rollovers	101,547	75,028
Employer	3,040,828	2,394,205

	11,839,646	10,632,496

Total increases	25,164,100	36,221,141

Less distributions, fees, and transfers to other accounts:
Distributions to participating employees:
Cash	11,512,950	10,250,236
Market value of shares distributed in settlement of employees’ accounts	516,601	388,659
Loan and administrative fees	23,001	23,928
Net transfers to other plans	384,145	695,398

	12,436,697	11,358,221

Market value depreciation of assets (note 3)	3,623,462	3,974,731

Total decreases	16,060,159	15,332,952

Net increase	9,103,941	20,888,189
Net assets available for benefits:
Beginning of year	181,871,777	160,983,588

End of year	$190,975,718	$181,871,777

See accompanying notes to financial statements.

POTLATCH FOREST PRODUCTS CORPORATION SAVINGS PLAN

FOR HOURLY EMPLOYEES

Notes to Financial Statements

December 31, 2007 and 2006

(1)	Description of Plan

The following description of the Potlatch Forest Products Corporation Savings Plan for Hourly Employees (the Plan) is provided for general information. Participants should refer to the summary plan description for the appropriate participating unit for a more complete description of the Plan’s provisions.

The Plan is sponsored and administered by Potlatch Forest Products Corporation (the Company). The Plan is a defined contribution plan under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a cash or deferred arrangement under 401(k) of the IRC, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Each eligible hourly employee (as defined in the Plan) who elects to participate in the Plan makes deferred contributions, through regular payroll deductions, equal to any whole percentage of monthly earnings, up to the percentage specified in the appendix applicable to the eligible employee’s participating unit. Participants can also make rollover contributions representing distributions from other qualified plans, subject to certain restrictions. Participants may direct their contributions to be invested in the shares of a variety of registered investment companies (mutual funds) and common collective investment trusts offered by Putnam Investment Management, Inc. (Putnam) and a Potlatch Stock Fund. Participants can change their investment elections on a daily basis, subject to restrictions imposed by mutual fund companies.

Regular status non-union hourly employees hired by the Company on or after April 1, 2007 are automatically enrolled in the Plan 30 days after employee becomes eligible. Newly eligible participants will be deemed to have elected to make elective deferral contributions to the Plan unless they indicate otherwise in accordance with the Plan’s election process. If a participant does not make their own election or opts out of Plan participation before they are automatically enrolled, 3% of their eligible pay will be contributed to the Plan on a before-tax basis through payroll deduction and invested in the George Putnam Fund of Boston. This deferral percentage will be increased by 1% annually on each employee’s anniversary of their automatic enrollment date until the percentage has reached 6%.

Starting July 1, 2007, a “Base Company Contribution” was implemented for the Company’s approximately 1,035 union employees in Lewiston for both Idaho Pulp and Paperboard and Consumer Products. Hourly employees at these sites with 90 days of service are entitled to receive an employer contribution equal to 1% of a participant’s eligible earnings per pay period. The employer contribution is subject to the same vesting requirements as the Company match. No employee contribution is required. The Company’s 1% contribution is tracked separately from other Plan contributions and no loans or withdrawals may be made from such funds. Participants, at their discretion, direct the employer and employee contributions into the available investment options per the Plan.

During 2006, a “Base Company Contribution” was implemented for the Company’s approximately 207 hourly employees at its Chicago converting facility in Elwood, Illinois. Hourly employees at the Elwood facility with 60 days of service are entitled to receive an employer contribution equal to 4% of a participant’s eligible earnings per pay period. The employer contribution is subject to the same vesting requirements as the Company match. No employee contribution is required. The Company’s 4% contribution is tracked separately from other Plan contributions and no loans or withdrawals may be made from such funds. Participants, at their discretion, direct the employer and employee contributions into the available investment options per the Plan.

POTLATCH FOREST PRODUCTS CORPORATION SAVINGS PLAN

FOR HOURLY EMPLOYEES

Notes to Financial Statements

December 31, 2007 and 2006

The Company makes matching contributions to the Plan on behalf of each plan participant equal to the matching rate (if any) specified in the appendix applicable to the participant’s participating unit. Beginning October 2006, participants may direct employer matching contributions into any of the investment options offered by the Plan. In addition, participants may diversify their employer matching contribution into any of the other investment options. Employee and employer contributions are limited by certain restrictions as defined by the IRC.

A separate account is maintained for each participant of the Plan. Each account is credited with the employee and employer contributions and earnings thereon.

A participant’s interest in his or her deferred and rollover accounts is fully vested and nonforfeitable at all times. A participant’s interest in his or her matching account becomes vested based on the participant’s years of service as defined in the Plan, according to the appendix applicable to the participant’s participating unit. A participant’s matching account will become 100% vested without regard to the participant’s years of service if the Plan terminates or if the participant attains age 65 as an employee of the Company or becomes totally and permanently disabled or dies while an employee. The portion of a participant’s matching account not vested will be forfeited when the participant’s employment terminates. As of the end of each year, forfeitures and the earnings of such forfeitures not used to restore the matching accounts of former participants rehired during the year will be credited against the amount of matching contributions for the following year or be used to pay Plan expenses, or a combination thereof. At December 31, 2007 and 2006, forfeited nonvested accounts totaled approximately $62,100 and $110,400, respectively. During 2007 and 2006, forfeitures totaling approximately $36,200 and $15,900, respectively, were used to reduce employer contributions.

Participants may borrow from their fund accounts as provided by the Plan as defined in the Plan documents. The loans are secured by the balance in the participant’s account and bear interest at market rate, which has been determined for the applicable loans during the applicable periods to be the prime rate in effect at the beginning of the month in which the loan is taken. Repayment of principal and interest is paid ratably through periodic payroll deductions. Loans outstanding at December 31, 2007 and 2006 bear interest at various rates ranging from 4.0% to 9.5% and mature at various times through February 2022.

On termination of employment, participants can elect to receive payment in a lump sum equal to the participant’s vested interest in his or her account, roll their account balances into an IRA or another employer’s plan, or maintain their accounts in the Plan, subject to certain restrictions.

Plan expenses are generally paid by the Company except to the extent that expenses are paid from participant forfeitures of employer matching contributions. Loan service fees and fees associated with processing of qualified domestic relations orders are paid by the participant.

POTLATCH FOREST PRODUCTS CORPORATION SAVINGS PLAN

FOR HOURLY EMPLOYEES

Notes to Financial Statements

December 31, 2007 and 2006

(2)	Summary of the Significant Accounting Policies

The financial statements of the Plan are prepared on the accrual basis of accounting. Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets available for benefits during the reporting period. Actual results could differ from those estimates and assumptions.

As described in Financial Accounting Standards Board Staff Position (FSP) AAGINV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests the Putnam Stable Value Fund which invests in investment contracts through a collective trust. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Investments in shares of registered investment companies are stated at fair value, based on the net asset value of the underlying investments and are valued daily. Investments in common and collective trusts are stated at fair value based on the value of the underlying investments and are expressed in units. The Plan’s investments in common and collective trusts are valued using the audited financial statements of the collective trusts at year end. The contract value of the Putnam Stable Value Fund represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. The average yield to maturity and crediting interest rate for that fund was approximately 3.4% and 4.8%, respectively, at December 31, 2007 and 4.6% and 4.4%, respectively, at December 31, 2006. The Potlatch Stock Fund is stated at fair value based on the quoted market price of the underlying shares of stock held at year end. Participant loans are recorded at cost, which approximates fair value.

Distributions to participants are recorded when paid.

The Plan invests in shares of registered investment companies, common and collective trusts and the Potlatch Stock Fund. The underlying investments of such funds, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with such investments, it is reasonably possible that changes in the values of underlying investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

POTLATCH FOREST PRODUCTS CORPORATION SAVINGS PLAN

FOR HOURLY EMPLOYEES

Notes to Financial Statements

December 31, 2007 and 2006

The Plan invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(3)	Investments

The value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2007 or 2006 are as follows:

	December 31
	2007	2006
Putnam Stable Value Fund	$55,459,958	$48,291,480
Potlatch Stock Fund	47,576,804	53,175,871
Putnam Voyager Fund	14,902,904	16,509,748
Putnam Fund for Growth and Income	11,010,573	12,194,200
Artisan Mid-Cap Fund	10,129,497	5,252,121
Participant loans	9,621,384	9,559,517

	148,701,120	144,982,937
Other investments	43,331,948	36,784,282

	$192,033,068	$181,767,219

During the years ended December 31, 2007 and 2006, the Plan’s investments appreciated (depreciated) (including gains and losses on investments sold during the year and unrealized gains and losses at the end of the year) as follows:

	Years ended December 31
	2007	2006
Potlatch Stock Fund	$1,615,612	$(6,271,206)
Common and collective trusts	295,660	693,322
Shares in registered investment companies	(5,534,734)	1,603,153

	$(3,623,462)	$(3,974,731)

Information about net assets and significant components of changes in net assets relating to the Potlatch Stock Fund below includes participant-directed investments. During 2006, the Potlatch Stock Fund became totally participant directed.

	December 31
	2007	2006
Potlatch Stock Fund	$47,576,804	$53,175,871

POTLATCH FOREST PRODUCTS CORPORATION SAVINGS PLAN

FOR HOURLY EMPLOYEES

Notes to Financial Statements

December 31, 2007 and 2006

Changes in net assets:

	Years ended December 31
	2007	2006
Dividends, interest and other income	$2,253,385	$18,653,533
Net appreciation (depreciation)	1,615,612	(6,271,206)
Contributions	1,303,830	2,575,088
Fees and other	(18,670)	(29,301)
Transfers to other plans, net	(213,684)	(256,670)
Benefit payments to participants	(2,667,140)	(2,068,029)
Transfer to participant-directed investments, net	(7,872,400)	(7,692,745)

	$(5,599,067)	$4,910,670

Potlatch Corporation common stock represented 25% and 29%, respectively, of net assets at December 31, 2007 and 2006. The fair value of Potlatch Corporation common stock at December 31, 2007 and 2006 was $44.44 and $43.82 per share, respectively.

(4)	Plan Termination

Although the Company expects to continue the Plan indefinitely, inasmuch as future conditions cannot be foreseen, the Company reserves the right to amend or terminate the Plan at any time subject to the rules of ERISA. In the event of plan termination, participants will become 100% vested in their employer contributions.

(5)	Tax Status

The Internal Revenue Service has determined by a letter dated April 16, 2003, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since that date, however management believes that the Plan is designed and continues to operate in material compliance with the IRC.

Schedule I

POTLATCH FOREST PRODUCTS CORPORATION SAVINGS PLAN

FOR HOURLY EMPLOYEES

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
		Shares in registered investment companies:
	Lord Abbett Funds	Lord Abbett Mid-Cap Value Fund	$8,760,370	$7,596,278
	Artisan Funds	Artisan Mid-Cap Fund	10,550,557	10,129,497
	Royce Funds	Royce Total Return Fund	6,446,498	6,444,157
	Morgan Stanley Funds	Morgan Stanley Small Company Growth Fund	5,291,570	5,225,944
	PIMCO Funds	PIMCO Total Return Fund	4,546,925	4,618,004
	Putnam Investments	Putnam Voyager Fund	15,146,001	14,902,904
	Putnam Investments	Putnam Fund for Growth and Income	13,219,314	11,010,573
	Putnam Investments	George Putnam Fund of Boston	6,064,883	5,605,596
	Putnam Investments	Putnam International Equity Fund	8,171,719	7,662,052

		Common and collective trusts:
	Putnam Investments	Putnam S&P 500 Index Fund	5,125,969	6,179,917
	Putnam Investments	Putnam Stable Value Fund	54,334,154	55,459,958

		Common stock:
*	Potlatch Corporation	Potlatch Stock Fund	42,161,357	47,576,804

*	Plan participants	Participant loans with interest from 4.0% to 9.5% and mature at various times through February 2022.	—	9,621,384

		Total investments		$192,033,068

*	Represents a party-in-interest at December 31, 2007.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized:

Potlatch Forest Products Corporation Savings Plan for Hourly Employees

By	/S/ Terry L. Carter
Terry L. Carter, Controller
on behalf of the administrator of the Potlatch Forest Products Corporation
Savings Plan for Hourly Employees

Date: June 9, 2008

POTLATCH FOREST PRODUCTS CORPORATION SAVINGS PLAN

FOR HOURLY EMPLOYEES

Exhibit Index

Exhibit
Consent of Independent Registered Public Accounting Firm	(23)